Exhibit 99.1

Puhui Wealth Investment Management Co. Ltd. Announces

Closing of Acquisition of Granville Financial Services Company Limited

for Approximately USD$3.8 Million

Expands Wealth Management Business to Hong Kong
Transaction has been Approved by the Securities and Futures Commission of Hong Kong

Beijing, China – December 9, 2019 – Puhui Wealth Investment Management Co., Ltd. (Nasdaq: PHCF) (“Puhui” or the “Company”), a third-party wealth management service provider with a focus on wealth management services for high net worth individuals and corporate clients, today announced it has closed the acquisition of Granville Financial Services Company Limited (“Granville”), a registered Exchange Participant of The Stock Exchange of Hong Kong Ltd. The acquisition is consistent with Puhui’s strategy of expanding its wealth and asset management services to include international regions as a complement to its business in mainland China.

Transaction Background / Terms

Puhui has agreed to purchase 13,000,000 (100%) shares of Granville in the amount of HK$29,390,000 (a. USD$3.76 million). The Securities and Futures Commission of Hong Kong approved the application for Puhui to become a controlling shareholder of Granville.

Puhui paid for the net assets of Granville, whose assets consist predominantly of securities licenses to conduct wealth management business and general securities business in Hong Kong, from cash on hand.

Management Commentary

Mr. Zhe Ji, Chairman and CEO of Puhui, stated, “The acquisition of Granville is a major step forward in our long-term growth strategy of becoming a leading, comprehensive third-party wealth management service provider and expand outside of China. We are now well-positioned to take advantage of financial qualifications and licenses that allow us to provide our services in China and Hong Kong, with the prospect of seeking additional licenses globally.

This acquisition will play a significant role in assisting the Company’s business development activities in Hong Kong, broadening and enhancing our existing product portfolio, and providing valuable international experience to our team. We will continue to evaluate other business and growth opportunities as they arise.”

About Granville Financial Services Company Limited

Granville Financial Services Company Limited (“Granville”) is a registered Exchange Participant of The Stock Exchange of Hong Kong Ltd (CCASS Participant ID: B02130, Broker no: 5505), and a licensed corporation of the Securities and Futures Commission (CE No. BJH949).

Granville is a licensed corporation under the Securities and Futures Ordinance Chapter 571 to engage in regulated activities type 1 (Dealing in Securities), type 2 (Dealing in Futures) and type 9 (Asset Management).

About Puhui Wealth Investment Management Co., Ltd.

Headquartered in Beijing, China, Puhui was founded in 2013, which is a third-party wealth management service provider focusing on marketing financial products (including private equity and other diversified products and services) to, and managing funds for, individuals and corporate clients in the PRC. On December 27, 2018, the Company’s ordinary shares were listed and began trading listed on the Nasdaq Capital Market (Nasdaq: PHCF).

Additional information about Puhui can be found at the Company’s corporate website: www.puhuiwealth.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that indicate future events or trends or are not statements of historical matters. These statements are based on our management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control and all of which could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in our reports filed with the Securities and Exchange Commission, which are available, free of charge, on the SEC’s website at www.sec.gov.

Investor Relations:

The Equity Group Inc.	In China
Adam Prior	Lucy Ma
(212) 836-9606	+86 10 5661 7012
aprior@equityny.com	lma@equityny.com